                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*
                             ---------------

                         Chandler Insurance Company, Ltd.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   159057108
           --------------------------------------------------------
                                 (CUSIP Number)

                                  David McLane,
                          1601 Elm Street, Suite 3000,
                               Dallas, Texas 75201,
                                   (214) 999-3000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 29, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              PAGE 1 OF 8 PAGES
                                       ---

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                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP No. 159057108                                          PAGE 2 OF 8 PAGES
-------------------                                          -----------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lavaun Austin
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
    NUMBER OF                     1,015
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      -0-
      EACH                   --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
     PERSON                       1,015
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,015
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP No. 159057108                                          PAGE 3 OF 8 PAGES
-------------------                                          -----------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David M. Alsip
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
    NUMBER OF                     6,071
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      -0-
      EACH                   --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
     PERSON                       6,071
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,071
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -----------------
CUSIP No. 159057108                                          PAGE 4 OF 8 PAGES
-------------------                                          -----------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David M. Alsip Irrevocable Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Oklahoma
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
    NUMBER OF                     2,200
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      -0-
      EACH                   --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
     PERSON                       2,200
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,200
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 159057108                                                Page 5 of 8


Item 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Filing") relates to the common stock, $1.67 par value (the "Common Stock"), and voting and other contractual rights relating thereto, of Chandler Insurance Company, Ltd., a Cayman Islands corporation (the "Company"), which has its principal executive offices located at 1010 Manvel Avenue, Chandler, Oklahoma 74834. The purpose of this Filing is to reflect the beneficial ownership of Common Stock of additional members of the group of senior management and key stockholders of the Company who have announced a plan which would result in the Company becoming privately held and to amend certain provisions of previous filings.

ITEM 2.  IDENTITY AND BACKGROUND

  25.    (a)  W. Brent LaGere
         (e) In the civil proceeding CenTra, Inc. v. Chandler Insurance Company, Ltd., et. al, Case No. CIV-92-1301-M, in the U.S. District Court for the Western District of Oklahoma, judgment was entered in favor of CenTra against Mr. LaGere in the amount of $1.00, finding a violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the " Exchange Act''), and a violation of Section 11(a) of the Securities Act of 1933, as amended (the "Act''), based upon a failure by the Company and certain of its officers and directors to disclose the applicability of the Nebraska Insurance Holding Company Act to purchasers of stock of the Company in a public offering. The judgment is currently being appealed.

  37.    (a)  Mark Paden
         (e) In the civil proceeding CenTra, Inc. v. Chandler Insurance Company, Ltd., et. al, Case No. CIV-92-1301-M, in the U.S. District Court for the Western District of Oklahoma, judgment was entered in favor of CenTra against Mr. Paden in the amount of $1.00, finding a violation of Section 10(b) of the Exchange Act and a violation of Section 11(a) of the Act, based upon a failure by the Company and certain of its officers and directors to disclose the applicability of the Nebraska Insurance Holding Company Act to purchasers of stock of the Company in a public offering. The judgment is currently being appealed.

  48.    (a)  Brenda Watson
         (e) In the civil proceeding CenTra, Inc. v. Chandler Insurance Company, Ltd., et. al, Case No. CIV-92-1301-M, in the U.S. District Court for the Western District of Oklahoma, judgment was entered in favor of CenTra against Ms. Watson in the amount of $1.00, finding a violation of Section 10(b) of the Exchange Act and a violation of Section 11(a) of the Act, based upon a failure by the Company and certain of its officers and directors to disclose the applicability of the Nebraska Insurance Holding Company Act to purchasers of stock of the Company in a public offering. The judgment is currently being appealed.

  53.    (a)  BTW Investments LLC
         (e) In the civil proceeding CenTra, Inc. v. Chandler Insurance Company, Ltd., et. al, Case No. CIV-92-1301-M, in the U.S. District Court for the Western District of Oklahoma, judgment was entered in favor of CenTra against Ben Walkingstick, the sole member and manager of BTW Investments, LLC, in the amount of $1.00, finding a violation of Section 10(b) of the Exchange Act and a violation of Section 11(a) of the Act, based upon a failure by the Company and certain of its officers and directors to disclose the applicability of the Nebraska Insurance Holding Company Act to purchasers of stock of the Company in a public offering. The judgment is currently being appealed.

  106.   (a)  Lavaun Austin
         (b)  1010 Manvel Avenue, Chandler, Oklahoma 74834.
         (c)  Lavaun Austin is a marketing assistant for the Company.
         (d) Lavaun Austin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Lavaun Austin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to

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CUSIP NO. 159057108                                                Page 6 of 8


              a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)  Lavaun Austin is a citizen of the United States.

  107.   (a)  David M. Alsip Irrevocable Trust
         (b)  P.O. Box 325, Chandler, Oklahoma 74834.
         (c) The David M. Alsip Irrevocable Trust is an Oklahoma trust, and David A. Alsip is the trustee.
         (d) The David M. Alsip Irrevocable Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) The David M. Alsip Irrevocable Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  PURPOSE OF TRANSACTION.

On June 1, 2000, the persons signing this Filing announced a plan which would result in the Company becoming privately held through a reverse stock split.
As a result of this plan, the Company's shares of Common Stock would no longer be quoted on Nasdaq and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

Furthermore, certain persons signing this Filing have made purchases of shares of the Company's Common Stock in the public market and reserve the right to make additional purchases in the public market in the future.

Other than as set forth in the preceding paragraph, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The persons signing this Filing beneficially own 1,929,587 shares of the Company's Common Stock, which represents 43.6% of the outstanding Common Stock of the Company.

              The percentage calculations are based upon 4,428,033 shares of Common Stock outstanding on April 30, 2000, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed May 11, 2000, which includes 1,142,625 shares of Common Stock which were rescinded through litigation and are held by a court.

         (b) The persons signing this Filing may be deemed to each have sole voting and dispositive power over 1,929,587 shares of the Company's Common Stock.

         (c)  See Item 4.

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CUSIP NO. 159057108                                                Page 7 of 8


         (d)  None.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the persons signing this Filing have signed a power of attorney authorizing W. Brent LaGere to sign any and all necessary filings with the Securities and Exchange Commission in connection with transactions which would result in the Company becoming privately held.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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CUSIP NO. 159057108                                                Page 8 of 8


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 29, 2000                          /s/ Lavaun Austin
                                       -------------------------------------
                                       Lavaun Austin, Individually


June 29, 2000                          David M. Alsip Irrevocable Trust

                                       By: /s/ David A. Alsip
                                          ----------------------------------
                                          David A. Alsip, Trustee


July 17, 2000                          /s/ W. Brent LaGere
                                       -------------------------------------
                                       W. Brent LaGere, Individually

July 17, 2000                                            *
                                       -------------------------------------
                                       Mark Paden, Individually


July 17, 2000                                            *
                                       -------------------------------------
                                       Brenda Watson, Individually


July 17, 2000                          BTW Investments, LLC

                                       By:               *
                                          ----------------------------------
                                          B. Walkingstick, Manager


* /s/ W. Brent LaGere
 -------------------------------------
  W. Brent LaGere as Attorney-in-fact


*Each of these persons have previously signed a power of attorney authorizing
W. Brent LaGere to sign any and all necessary filings with the Securities and Exchange Commission in connection with transactions which would result in the Company becoming privately held. Mr. LaGere has signed this filing on their behalf.